PHL Variable Insurance Company

One American Row

Hartford, CT 06102-5056

June 9, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PHL Variable Insurance Company

Pre-Effective Amendment No. 3 to Form S-1

File No. 333-161382

To the Commission Staff:

Pursuant to Rule 461 of the Securities Act of 1933, the undersigned Registrant requests acceleration of the effectiveness of the above captioned registration statement to June 14, 2010 or as soon as practicable thereafter.

Thank you for your kind consideration in this matter.

SINCERELY,

/s/ Kathleen A. McGah
Kathleen A. McGah
Vice President and Counsel